EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of TXU Corp. on Form S-8 of our report relating to the financial statements of TXU Corp. dated March 16, 2005 (which report expresses an unqualified opinion and contains explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) and the rescission of Emerging Issues Task Force Issue No. 98-10 as described in Note 3 of the Notes to the Financial Statements) and our report relating to the management’s report on the effectiveness of internal controls over financial reporting dated March 16, 2005, appearing in the Annual Report on Form 10-K of TXU Corp. for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

May 20, 2005